UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number: 001-39805

Qilian International Holding Group Limited

Jiuquan Economic and Technological Development Zone

Jiuquan City, Gansu Province, 735000

People’s Republic of China

+86-0937-2689523

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Recently, as part of Qilian International Holding Group Limited’s (the “Company”) efforts to optimize its corporate structure, Qilian International Trade (Chengdu) Co. Ltd (“Chengdu Trade”) and Gansu Qilianshan Pharmaceutical Co.,Ltd. (“Gansu QLS”) executed certain exclusive service termination agreement (the “Service Termination Agreement”) to terminate certain contractual service arrangements between Chengdu Trade and Gansu QLS. As a result of the aforementioned termination, Chengdu Trade will no longer have contractual control over, nor receive the economic benefits of Gansu QLS. In connection with such termination, Hainan Trade, a wholly-owned subsidiary of Qilian International (Hong Kong) Holdings Limited, entered into a certain exclusive service agreement with Gansu QLS (the “Hainan Exclusive Service Agreement”), through which Hainan Trade obtained contractual control over Gansu QLS. The Service Termination Agreement became effective on December 1, 2022 and is filed hereto as Exhibit 10.1. The Hainan Exclusive Service Agreement was signed on December 1, 2022 and is filed hereto as Exhibits 10.2.

Hainan Exclusive Service Agreement. Pursuant to the Hainan Exclusive Service Agreement between Gansu QLS and Hainan Trade, Hainan Trade provides Gansu QLS with technical support, consulting services and other management services relating to its day-to-day business operations and management, on an exclusive basis, utilizing its advantages in technology, business management and information. For services rendered to Gansu QLS by Hainan Trade under this agreement, Hainan Trade is entitled to collect a service fee that shall be equal to 98.297% of the net profits of Gansu QLS. The Hainan Exclusive Service Agreement shall remain in effect for ten years unless earlier terminated upon written confirmation from both Hainan Trade and Gansu QLS before expiration. Otherwise, this agreement shall be extended by another ten years automatically. The Hainan Exclusive Service Agreement does not prohibit related party transactions.

In the opinion of Gansu Quanyi Law Firm, the Company’s PRC legal counsel, the contractual arrangements between Gansu Qilianshan Pharmaceutical Co.,Ltd. and Qilian Shan International Trade (Hainan) Co., Ltd are valid, binding and enforceable under current PRC law. However, these contractual arrangements may not be as effective in providing control as direct ownership. There are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulation regarding such contractual arrangements and their effectiveness.

EXHIBIT INDEX

Number	Description of Exhibit

10.1	Exclusive Service Termination Agreement between Gansu Qilianshan Pharmaceutical Co.,Ltd. and Qilian International Trade (Chengdu) Co. Ltd dated December 1, 2022
10.2	Exclusive Service Agreement between Gansu Qilianshan Pharmaceutical Co.,Ltd. and Qilian Shan International Trade (Hainan) Co., Ltd dated December 1, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 7, 2022

QILIAN INTERNATIONAL HOLDING GROUP LIMITED

By:	/s/ Zhanchang Xin
Name:	Zhanchang Xin
Title:	Chief Executive Officer